
07002057


SEC MAIL
RECEIVED
FEB 27 2007
WASH, D.C.
156

AB*
3/5

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NO.
8-33465

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 AND ENDING 12/31/06

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER

MARC J. LANE & COMPANY

Office Use Only
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

180 NORTH LASALLE STREET, SUITE 2100
(No. and Street)

CHICAGO	ILLINOIS	60601
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MARC J. LANE (312) 372-1040
(Area-Code-Telephone No.)

B. ACCOUNTANT IDENTIFICATION

IDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RAPACZ, LINDA CAROL
(Name – if individual, last, first, middle name)

13844 SOUTH MAPLE AVENUE	ORLAND PARK	ILLINOIS	60462-1628
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

PROCESSED
MAR 14 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

* Claims for extensions from the requirements that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17x-5(e)(2).

LINDA C. RAPACZ
CERTIFIED PUBLIC ACCOUNTANT
13844 SOUTH MAPLE AVENUE
ORLAND PARK, ILLINOIS 60462-1628
(708) 403-1999 FAX (708) 403-1428

MEMBER
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

PUBLIC COMPANY ACCOUNTING
OVERSIGHT BOARD

ILLINOIS CPA SOCIETY

INDEPENDENT AUDITOR'S REPORT

To Board of Directors
Marc J. Lane & Company
Chicago, Illinois

I have audited the accompanying statement of financial condition of Marc J. Lane & Company as of December 31, 2006. This financial statement is the responsibility of the Company's management. My responsibility is to express an opinion on this financial statement based upon my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Marc J. Lane & Company as of December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.



February 21, 2007

MARC J. LANE & COMPANY
(An Illinois Corporation)

STATEMENT OF FINANCIAL CONDITION
AND INDEPENDENT AUDITOR'S REPORT
PURSUANT TO RULE 17a-5 (d)
DECEMBER 31, 2006

MARC J. LANE & COMPANY
(An Illinois Corporation)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

CURRENT ASSETS		
Cash in Bank		$ 32,827
Securities Owned, at Market Value		246,320
Deposit with Broker		25,000
Due from Broker		14,510
Prepaid Expenses		10,262
Accounts Receivable		400
Total Current Assets		$ 329,319
TOTAL ASSETS		$ 329,319

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES		
Accounts Payable		$ 4,948
Accrued Expenses		1,260
Total Current Liabilities		$ 6,208
STOCKHOLDER'S EQUITY		
Capital Stock - Common; No Par Value; 1,000 Shares Authorized Issued and Outstanding	$ 6,000	
Additional Paid In Capital	93,000	
Retained Earnings	224,111	
Total Stockholder's Equity		323,111
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY		$ 329,319

The accompanying notes to the financial statements are an integral part of this statement.

MARC J. LANE & COMPANY
(An Illinois Corporation)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Marc J. Lane & Company (the Company) was incorporated in the state of Illinois on March 28,1985. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. The Company operates as an introducing broker and as a fully disclosed broker dealer.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Recognition of Income

Income is derived from the commissions, brokerage fees and service fees charged. Income is recognized when earned in compliance with accounting principles generally accepted in the United States of America.

Securities Transactions

Proprietary securities transactions in regular way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions are entered for the account and risk of the Company, and are therefore recorded on a trade date basis. Marketable securities, held by the Company, are valued at quoted market value.

Income Taxes

Effective July 1, 1987 the Company has elected to be taxed as an S-Corporation; therefore its income flows through to its stockholder's tax return. As a result, no federal income tax provision is made by the Company. The Company is liable, however, for the Illinois replacement tax of 1.5% of net prescribed income.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Statement of Cash Flows

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

MARC J. LANE & COMPANY
(An Illinois Corporation)
NOTES TO FINANCIAL STATEMENTS - CONTINUED
DECEMBER 31, 2006

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Operating Lease Commitment

As of August 1, 2004 the Company leased office space under a noncancellable lease which expires on June 30, 2007. The Company paid $36,300 in rent expense under the terms of this lease in 2006. The following is a schedule by years of future minimum rents due under the lease as of December 31, 2006:

Year Ending:	December 31, 2007	$ 21,000
	Total Lease Commitment	$ 21,000

NOTE 3 - FINANCIAL INSTRUMENTS ACCOUNTING POLICIES

Derivative financial instruments are used for trading purposes, including hedges of trading instruments, and are carried at quoted market value. Unrealized gains or losses on these derivative contracts are recorded on the same basis as the underlying assets or liabilities, that is, marked to market. None were recorded on the Company's books as of December 31, 2006.

NOTE 4 - FINANCIAL INSTRUMENTS WITH OFF BALANCE SHEET RISK

The Company can enter into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include futures and options. Derivative transactions would be entered into for trading purposes or to hedge other positions or transactions. No derivative transactions were entered into during the year ended December 31, 2006.

NOTE 5 - RELATED PARTY TRANSACTIONS

The Company rents office space from an affiliated company. (See Note 2 - Operating Lease Commitment.) The Company's stockholder is the stockholder of the affiliated company. At December 31, 2006 the Company had no outstanding accounts receivable from or payable to its affiliated company.

NOTE 6- RECONCILIATION OF AUDITED AND UNAUDITED FINANCIAL STATEMENTS

The audit of the unaudited financial statements revealed no material discrepancies. Therefore, no adjustments to the financial statements were required.

MARC J. LANE & COMPANY
(An Illinois Corporation)
NOTES TO FINANCIAL STATEMENTS - CONTINUED
DECEMBER 31, 2006

NOTE 7- NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). The Company is required to maintain "adjusted net capital" equivalent to $50,000 or one eighth of aggregate indebtedness, whichever is greater, as these terms are defined. At December 31, 2006 the Company had net capital and net capital requirements of $177,601 and $50,000 respectively. The ratio of aggregate indebtedness to net capital was 3.5%. The net capital requirement may restrict the payment of dividends or the withdrawal of equity.

END